Exhibit 99.2

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Third Quarter
Ended September 30, 2014

CONSOLIDATED INCOME STATEMENT

(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

CONTINUING OPERATIONS
Revenues (note 3)	34,215	21,152	102,634	62,385
Cost of sales (note 4)	27,900	18,655	86,794	54,825

GROSS PROFIT	6,315	2,497	15,840	7,560

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	513	1,981	1,238	6,946
Administration (note 6)	1,578	1,805	5,682	5,498
Loss on disposal of long-term assets	250	82	252	117
Other revenues	(9)	(23)	(36)	(53)

	2,332	3,845	7,136	12,508

OPERATING EARNINGS (LOSS)	3,983	(1,348)	8,704	(4,948)

Financial expenses (note 8)	28	23	83	73
Financial revenues (note 9)	(164)	(52)	(307)	(443)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	4,119	(1,319)	8,928	(4,578)

MINING AND INCOME TAXES (RECOVERY)	(250)	(173)	1,781	(102)

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	4,369	(1,146)	7,147	(4,476)

NET LOSS FROM DISCONTINUED OPERATION	-	(708)	-	(708)

NET EARNINGS (LOSS) FOR THE PERIOD	4,369	(1,854)	7,147	(5,184)

NET EARNINGS (LOSS) PER SHARE
Basic and diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.09	(0.03)	0.16	(0.11)
Loss from discontinued operation	-	(0.02)	-	(0.02)

Basic and diluted net earnings (loss)	0.09	(0.05)	0.16	(0.13)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	47,723	39,596	44,340	39,593

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	48,058	39,596	44,501	39,603

The accompanying notes are an integral part of the interim consolidated financial statements.

23
NOVEMBER 6, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

NET EARNINGS (LOSS) FOR THE PERIOD	4,369	(1,854)	7,147	(5,184)

OTHER COMPREHENSIVE LOSS, NET OF TAXES ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS
Fair value variation on available-for-sale financial assets	-	-	-	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	-	(12)

OTHER COMPREHENSIVE LOSS, NET OF TAXES	-	-	-	(30)

TOTAL COMPREHENSIVE EARNINGS (LOSS) FOR THE PERIOD	4,369	(1,854)	7,147	(5,214)

The accompanying notes are an integral part of the interim consolidated financial statements.

24
NOVEMBER 6, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of shares
Common	11,673	-	-	11,673
Exercise of share options	528	(160)	-	368

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	1,110	-	1,110

Transactions with Richmont Mines shareholders	11,267	950	-	12,217

Net earnings and total comprehensive income for the period	-	-	7,147	7,147

BALANCE AT SEPTEMBER 30, 2014	143,469	12,203	(49,955)	105,717

The accompanying notes are an integral part of the interim consolidated financial statements.

25
NOVEMBER 6, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

(Unaudited)				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Issue of warrants	-	439	-	-	439

Share-based compensation	-	1,263	-	-	1,263

Transactions with Richmont Mines shareholders	89	1,675	-	-	1,764

Net loss for the period	-	-	(5,184)	-	(5,184)

Other comprehensive loss
Items that will be reclassified subsequently to net loss
Available-for-sale financial assets
Fair value variation, net of taxes	-	-	-	(18)	(18)
Reclassification to net earnings, net of taxes	-	-	-	(12)	(12)

Total comprehensive loss for the period	-	-	(5,184)	(30)	(5,214)

BALANCE AT SEPTEMBER 30, 2013	132,202	10,737	(28,026)	-	114,913

The accompanying notes are an integral part of the interim consolidated financial statements.

26
NOVEMBER 6, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands of Canadian dollars)

	September 30,	December 31,
	2014	2013
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	37,897	17,551
Guaranteed investment certificate	474	-
Receivables	2,798	3,008
Income and mining tax assets	916	925
Exploration tax credits receivable	6,542	5,670
Inventories (note 10)	12,271	9,075

	60,898	36,229

RESTRICTED DEPOSITS (note 13 a)	1,009	3,421

PROPERTY, PLANT AND EQUIPMENT (note 11)	83,214	83,678

TOTAL ASSETS	145,121	123,328

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	17,664	19,897
Income and mining taxes payable	3,611	1,225
Current portion of long-term debt (note 12)	1,790	825
Current portion of asset retirement obligations (note 13 b)	272	330

	23,337	22,277

LONG-TERM DEBT (note 12)	5,793	5,196

ASSET RETIREMENT OBLIGATIONS (note 13 b)	7,689	7,603

DEFERRED INCOME AND MINING TAX LIABILITIES	2,585	1,899

TOTAL LIABILITIES	39,404	36,975

EQUITY
Share capital (note 14)	143,469	132,202
Contributed surplus	12,203	11,253
Deficit	(49,955)	(57,102)

TOTAL EQUITY	105,717	86,353

TOTAL LIABILITIES AND EQUITY	145,121	123,328

The accompanying notes are an integral part of the interim consolidated financial statements.

27
NOVEMBER 6, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	4,369	(1,854)	7,147	(5,184)
Adjustments for:
Depreciation and depletion	6,368	2,984	17,909	7,785
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	-	867	-	867
Taxes received (paid)	192	(5)	1,299	(1,505)
Interest revenues	(152)	(76)	(291)	(347)
Interest on long-term debt	39	10	124	22
Share-based compensation	342	684	1,407	1,804
Accretion expense – asset retirement obligations	28	19	83	57
Loss on disposal of long-term assets	250	81	252	100
Gain on disposal of shares of publicly-traded companies	-	-	-	(12)
Mining and income taxes	(250)	(173)	1,781	(102)

	11,186	2,537	29,711	3,485

Net change in non-cash working capital items (note 15)	(2,715)	2,501	(5,487)	(8,188)

Cash flows from (used in) operating activities	8,471	5,038	24,224	(4,703)

INVESTING ACTIVITIES
Guaranteed investment certificate	2,650	-	2,650	-
Restricted deposits	(238)	(2,650)	(712)	(2,737)
Interest received	155	74	280	365
Property, plant and equipment – Island Gold Mine	(7,647)	(7,005)	(16,028)	(19,485)
Property, plant and equipment – Beaufor Mine	(129)	(155)	(1,574)	(393)
Property, plant and equipment – W Zone Mine	-	(117)	(234)	(3,019)
Property, plant and equipment – Monique Mine	-	875	(21)	(6,582)
Property, plant and equipment – Other	(53)	(85)	(745)	(570)
Disposition of property, plant and equipment	50	9	350	154
Disposition of shares of publicly-traded companies	-	-	-	12

Cash flows used in investing activities	(5,212)	(9,054)	(16,034)	(32,255)

FINANCING ACTIVITIES
Long-term debt	1,940	-	1,859	-
Issue of common shares	368	-	12,041	62
Common shares issue costs	-	-	(934)	-
Interest paid	(39)	(10)	(124)	(22)
Payment of asset retirement obligations	(29)	-	(55)	-
Financing costs	-	(654)	-	(654)
Payment of finance lease obligations	(192)	(599)	(631)	(1,058)

Cash flows from (used in) financing activities	2,048	(1,263)	12,156	(1,672)

Net change in cash and cash equivalents	5,307	(5,279)	20,346	(38,630)

Cash and cash equivalents, beginning of period	32,590	26,459	17,551	59,810

Cash and cash equivalents, end of period	37,897	21,180	37,897	21,180

The accompanying notes are an integral part of the interim consolidated financial statements.

28
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Future accounting pronouncement

The following standard has been issued, but is not yet effective and has not been early-adopted by the Corporation:

IFRS 15 – Revenues from contracts with Customers (IFRS 15)
In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its financial statements.

3.	Revenues

Revenues include revenue from gold sales and silver sales.

4.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Operating costs	20,981	15,342	67,229	46,075
Royalties	604	443	1,834	1,335
Depreciation and depletion	6,315	2,870	17,731	7,415

	27,900	18,655	86,794	54,825

29
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Island Gold Mine	39	1,400	328	4,020
Beaufor Mine	558	385	1,126	1,621
Wasamac property	74	129	149	1,010
Monique Mine	-	17	2	219
Other properties	17	78	39	305
Project evaluation	84	141	263	428

Exploration and project evaluation before depreciation and exploration tax credits	772	2,150	1,907	7,603

Depreciation	14	56	58	206
Exploration tax credits, including adjustments[1]	(273)	(225)	(727)	(863)

	513	1,981	1,238	6,946
[1]	In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011, and an amount of $4,141 initially recorded as exploration tax credits receivable was then reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in «administration».

6.	Administration

The administration expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Salaries, directors’ fees and related benefits	497	743	1,843	2,360
Severance compensation[1]	221	-	1,269	-
Share-based compensation	245	593	903	1,522
Depreciation	39	59	120	164
Others	576	410	1,547	1,452

	1,578	1,805	5,682	5,498
[1]	Severance compensation is related to the departure of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and comprises $945 of cash severance and $324 of share-based compensation expense.

30
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

7.	Share-based compensation

a)	The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and the remainder vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status of the Corporation’s initial Plan at September 30, 2014 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2014		September 30, 2014
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	683	6.96	935	6.93
Forfeited	(16)	5.22	(193)	7.76
Expired	(19)	3.16	(94)	3.93

Options outstanding, end of period	648	7.11	648	7.11

Exercisable options, end of period	491	6.09	491	6.09

The following table summarizes information about the Corporation’s Initial Plan at September 30, 2014:

				Exercisable options at
	Options outstanding at September 30, 2014			September 30, 2014
		Weighted
		average	Weighted		Weighted
Exercise	Number	remaining	average	Number of	average
Price	of options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$3.55	81	0.2	3.55	81	3.55
$4.19 to $5.41	320	0.9	4.85	294	4.81
$6.86	12	1.7	6.86	9	6.86
$10.87 to $12.03	235	1.3	11.44	107	11.42

	648	1.0	7.11	491	6.09

31
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

b)	In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Eight types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (5) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (6) options that vest on August 8, 2016 and expire five years after the date of grant; (7) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (8) options that vest 25% on the grant date, then vest cumulatively thereafter every month of January over a total period of three years, and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan at September 30, 2014 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2014		September 30, 2014
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	2,192	2.54	2,505	2.64
Granted	100	2.39	100	2.39
Exercised	(280)	1.31	(280)	1.31
Forfeited	-	-	(313)	3.38

Options outstanding, end of period	2,012	2.70	2,012	2.70

Exercisable options, end of period	936	2.82	936	2.82

32
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

The following table summarizes information about the Corporation’s New Plan at September 30, 2014:

	Options outstanding at			Exercisable options at
	September 30, 2014			September 30, 2014
		Weighted
Exercise		average	Weighted		Weighted
Price	Number of	remaining	average	Number of	average
	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.62	1,144	4.1	1.26	503	1.40
$2.02 to $2.34	100	4.6	2.28	24	2.23
$2.51 to $3.61	283	3.3	3.19	189	3.32
$3.88 to $4.36	133	2.9	4.12	79	4.12
$6.57	352	3.6	6.57	141	6.57

	2,012	3.9	2.70	936	2.82

c)	In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $2.25 million. The cost recorded for the three-month and nine-month periods ended September 30, 2014 is $118 and $333 respectively ($438 and $669 in comparable periods of 2013), and the liability to this effect amounts to $984 as at September 30, 2014 ($711 as at December 31, 2013), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)	On May 22, 2012, 324,675 options were issued to the former President and Chief Executive Officer outside of the Corporation’s option plans. These options were exercisable at a price of $6.61 each. As of September 2014, or 60 days after the departure of said President and Chief Executive Officer, all of these options where forfeited.

e)	During the nine-month period ended September 30, 2014, the Corporation granted 100,000 share options to employees (575,000 for the nine-month period ended September 30, 2013 to directors and employees). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $1.10 for each option ($0.75 in 2013).

8.	Financial expenses

The financial expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Accretion expense – asset retirement obligations	28	19	83	57
Interest on finance lease obligations[1]	-	4	-	16

	28	23	83	73
[1]	The interest on operating mine finance lease obligations is included in operating costs and amounted to $39 and $124 for the three-month and nine- month periods respectively (in 2013, $3 and $14 respectively was recorded as property, plant and equipment and a financial expense of $6 was included in operating costs for the three-month and nine-month periods respectively).

33
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

9.	Financial revenues

The financial revenues include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Interest on cash and cash equivalents and on guaranteed investment certificates	154	76	290	343
Gain on disposal of shares of publicly-traded companies	-	-	-	12
Foreign exchange gain (loss)	10	(24)	17	88

	164	52	307	443

10.	Inventories

The inventories include the following items:

	September 30,	December 31,
	2014	2013
	$	$
		(Audited)

Precious metals	428	1,647
Ore	7,912	3,923
Supplies	3,931	3,505

	12,271	9,075

On September 30, 2014, a write-down of inventories of $330 was recognized as an expense ($14 as at September 30, 2013). There was no reversal of write-down during the first nine months of 2014 and 2013.

34
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

11.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advanced exploration projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2014	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458
Additions	3,133	8,360	943	701	13,137	-	-	-	4,948	18,085
Disposals and write-off	-	-	-	(139)	(139)	(305)	(248)	(553)	-	(692)
Exploration tax credits	-	(72)	-	-	(72)	-	-	-	-	(72)
Transfers	-	20,230	653	537	21,420	-	(28)	(28)	(21,392)	-
Balance at September 30, 2014	5,098	105,406	15,039	37,138	162,681	1,906	1,192	3,098	-	165,779
Depreciation and depletion
Balance at January 1, 2014	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780
Depreciation and depletion	191	10,058	2,154	5,345	17,748	98	63	161	-	17,909
Disposals and write-off	-	-	-	(91)	(91)	(27)	(6)	(33)	-	(124)
Transfers	-	-	-	4	4	-	(4)	(4)	-	-
Balance at September 30, 2014	1,218	51,449	8,674	20,307	81,648	464	453	917	-	82,565
Carrying amount at September 30, 2014	3,880	53,957	6,365	16,831	81,033	1,442	739	2,181	-	83,214

35
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

12.	Long-term debt

Long-term debt includes the following financial liabilities:

	September 30,	December 31,
	2014	2013
	$	$
		(Audited)

Royalty payments payable (note 16)	2,000	-
Finance lease obligations	3,106	3,737
Contract payment holdback	1,000	1,000
Long-term share-based compensation (note 7 c)	984	711
Closure allowance	493	573

	7,583	6,021

Current portion	1,790	825

	5,793	5,196

13.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligations on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

36
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

a)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at September 30, 2014, the Corporation has $117 in restricted deposits with the Quebec government, $594 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2013). The following table provides the allocation of restricted deposits and letters of credit issued as at September 30, 2014:

	September 30,	December 31,
	2014	2013
	$	$
		(Audited)
Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	594	594
Beaufor Mine	107	107
Other	10	10

	711	711

Guaranteed investment certificate[1]	-	2,650

Other	298	60

	1,009	3,421

Letters of credit[1]
Camflo Mill	1,332	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	314	239
Monique Mine	474	-
Additional credit	-	100

	3,099	2,650
[1]	Since June 30, 2014, letters of credit are secured by a first rank movable mortgage for a maximum amount of $ 6,785. Prior to that, letters of credit were secured by the guaranteed investment certificates.

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at September 30, 2014 and December 31, 2013:

	September 30,	December 31,
	2014	2013
	$	$
		(Audited)

Camflo Mill	3,783	3,736
Island Gold Mine	1,684	1,663
Beaufor Mine and W Zone Mine	755	749
Monique Mine	973	965
Francoeur Mine	766	820

	7,961	7,933

Current portion	272	330

	7,689	7,603

37
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

14.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2014		September 30, 2014
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	47,646	142,941	39,596	132,202

Issue of common shares for cash	280	528	8,330	11,267

Balance, end of period	47,926	143,469	47,926	143,469

Issue of shares

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11,673. A share issue cost of $934 was incurred relating to the issuance of common shares. A deferred tax asset of $249 related to the share issue cost was not recognised.

During the nine-month period ended on September 30, 2014, the Corporation issued 280,420 common shares following the exercise of stock options (30,000 during the nine-month period ended on September 30, 2013) and received cash proceeds in the amount of $368. Contributed surplus was reduced by $160 which represents the recorded fair value of the exercised stock options.

15.	Consolidated statements of cash flows

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Change in non-cash working capital items

Receivables	(117)	2,347	188	638
Exploration tax credits receivable	(268)	(225)	(800)	(863)
Inventories	(1,452)	673	(3,196)	(2,061)
Payables, accruals and provisions	(878)	(294)	(1,679)	(5,902)

	(2,715)	2,501	(5,487)	(8,188)

Supplemental information

Change in payables, accruals and provisions related to property, plant and equipment	(545)	(657)	(556)	4,302

38
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
 (Unaudited)

In 2014, an amount of $36, included in long-term share-based compensation, was registered as an increase in property, plant and equipment ($128 in 2013). This amount is not included in the investing activities section. Furthermore, in 2014, an amount of $72 included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment ($1,225 in 2013). This amount is not included in the net change in non-cash working capital items.

During the quarter ending June 30, 2014, an amount of $3,124 was transferred from restricted deposits to guaranteed investment certificates. This is not reflected in the consolidated statement of cash flows as it is a non-cash event.

16.	Commitments

In light of a modification to Quebec Mining Law, the financial guarantee for each of the Corporation’ s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation added to its financial guarantee $474 in the first quarter of 2014, $75 in the third quarter of 2014 and must add an additional $981 in 2014, $1,130 in 2015 and $1,130 in 2016, for a total of $3,790.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously mentioned, under the terms of the Agreement, the Corporation will receive a net payment of $2,000 in cash from Argonaut upon completion of the land transactions, which is now expected to take place in a few months.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, and will make the following additional future payments: $1,000 each on January 3, 2015 and January 3, 2016 (note 12). In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

17.	Subsequent events

On October 17, 2014, the Corporation announced the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014, and the resignation of Jim Gill as a Director of the Corporation.

18.	Contingencies

Last year, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. As at September 30, 2014, a contract holdback amount of $1,000 remains unpaid by the Corporation related to this work. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15,500. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

39
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

In the second quarter of fiscal 2014, the Corporation amended tax returns relating to certain previous years. Following the amendments, the Corporation believes it is in a position to receive refundable tax credits in excess of $3,700. The Corporation has chosen, at this time, not to account for any asset for such purpose, considering the file complexity, the uncertainties related to the review process and the expected timetable to obtain a settlement. Over the coming months, the Corporation will assess the appropriateness of recording a portion or the entire amount claimed according to the evolution of discussions with the tax authorities.

19.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2014 compared to annual financial statements of 2013 in the basis of segmentation or the basis of evaluation of segment result.

		Three months ended September 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	18,587	15,628	34,215	-	34,215
Cost of sales	14,652	13,248	27,900	-	27,900

Gross profit	3,935	2,380	6,315	-	6,315

Exploration and project evaluation	558	39	597	(84)	513
Administration	-	-	-	1,578	1,578
Loss on disposal of long-term assets	-	6	6	244	250
Other revenues	(2)	(7)	(9)	-	(9)

	556	38	594	1,738	2,332

Operating earnings (loss)	3,379	2,342	5,721	(1,738)	3,983

Financial expenses	21	7	28	-	28
Financial revenues	(2)	-	(2)	(162)	(164)

Earnings (loss) before taxes	3,360	2,335	5,695	(1,576)	4,119

Addition to property, plant and equipment	182	7,647	7,829	-	7,829

40
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

	Nine months ended September 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	55,952	46,682	102,634	-	102,634
Cost of sales	48,693	38,101	86,794	-	86,794

Gross profit	7,259	8,581	15,840	-	15,840

Exploration and project evaluation	1,128	328	1,456	(218)	1,238
Administration	-	-	-	5,682	5,682
Loss on disposal of long-term assets	-	4	4	248	252
Other revenues	(6)	(23)	(29)	(7)	(36)

	1,122	309	1,431	5,705	7,136

Operating earnings (loss)	6,137	8,272	14,409	(5,705)	8,704

Financial expenses	62	21	83	-	83
Financial revenues	(3)	-	(3)	(304)	(307)

Earnings (loss) before taxes	6,078	8,251	14,329	(5,401)	8,928

Addition to property, plant and equipment	1,829	16,028	17,857	745	18,602

		September 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	18,268	10,379	28,647	32,251	60,898
Restricted deposits	369	594	963	46	1,009
Property, plant and equipment	10,309	70,353	80,662	2,552	83,214

Total assets	28,946	81,326	110,272	34,849	145,121

Current liabilities	8,120	9,622	17,742	5,595	23,337
Long-term debt	1,493	1,316	2,809	2,984	5,793
Asset retirement obligations	5,512	1,684	7,196	493	7,689
Deferred income and mining tax liabilities	-	-	-	2,585	2,585

Total liabilities	15,125	12,622	27,747	11,657	39,404

41
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

		Three months ended September 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	11,059	11,058	22,117	-	(965)	21,152
Cost of sales	7,517	11,913	19,430	-	(775)	18,655

Gross profit	3,542	(855)	2,687	-	(190)	2,497

Exploration and project evaluation	542	1,401	1,943	175	(137)	1,981
Administration	-	-	-	1,805	-	1,805
Loss (gain) on disposal of long-term assets	(1)	82	81	-	1	82
Other revenues	(8)	(12)	(20)	(3)	-	(23)

	533	1,471	2,004	1,977	(136)	3,845

Operating earnings (loss)	3,009	(2,326)	683	(1,977)	(54)	(1,348)

Financial expenses	14	5	19	4	-	23
Financial revenues	(1)	(2)	(3)	(49)	-	(52)

Earnings (loss) before taxes and discontinued operation	2,996	(2,329)	667	(1,932)	(54)	(1,319)

Net loss from
discontinued operation	(708)	-	(708)	-	-	(708)

Addition to property, plant
and equipment	(518)	7,005	6,487	-	-	6,487

42
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

		Nine months ended September 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	29,155	35,067	64,222	-	(1,837)	62,385
Cost of sales	22,903	33,729	56,632	-	(1,807)	54,825

Gross profit	6,252	1,338	7,590	-	(30)	7,560

Exploration and project evaluation	1,853	4,020	5,873	1,073	-	6,946
Administration	-	-	-	5,498	-	5,498
Loss (gain) on disposal of long-term assets	(17)	83	66	34	17	117
Other revenues	(17)	(37)	(54)	(3)	4	(53)

	1,819	4,066	5,885	6,602	21	12,508

Operating earnings (loss)	4,433	(2,728)	1,705	(6,602)	(51)	(4,948)

Financial expenses	43	14	57	16	-	73
Financial revenues	(12)	(2)	(14)	(432)	3	(443)

Earnings (loss) before taxes and discontinued operation	4,402	(2,740)	1,662	(6,186)	(54)	(4,578)

Net loss from discontinued operation	(708)	-	(708)	-	-	(708)

Addition to property, plant and equipment	10,191	19,485	29,676	373	-	30,049

		December 31, 2013 (Audited)
Segmented information				Exploration,
concerning the consolidated				Total	corporate
statement of financial		Quebec	Ontario	segments	and others	Total
position		$	$	$	$	$

Current assets		11,479	7,710	19,189	17,040	36,229
Restricted deposits		107	594	701	2,720	3,421
Property, plant and equipment		18,193	62,184	80,377	3,301	83,678

Total assets		29,779	70,488	100,267	23,061	123,328

Current liabilities		7,876	9,943	17,819	4,458	22,277
Long-term debt		1,573	2,912	4,485	711	5,196
Asset retirement obligations		5,451	1,662	7,113	490	7,603
Deferred income and mining tax liabilities		-	-	-	1,899	1,899

Total liabilities		14,900	14,517	29,417	7,558	36,975

20.	Approval of Financial Statements

The interim consolidated financial statements for the period ending September 30, 2014 were approved for publication by the Board of Directors on November 5, 2014.

43
NOVEMBER 6, 2014	RICHMONT MINES INC.

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